Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Balance Sheets

As of December 31, 2025 and March 31, 2026

(Expressed in thousands of U.S. dollars)

	As of December 31, 2025	As of March 31, 2026
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$211,845	$255,105
Margin deposits (Note 16)	10,825	10,148
Accounts receivable, net (Note 3)	22,597	13,607
Inventories (Note 4)	14,217	14,569
Due from related parties (Note 3)	4,444	4,322
Fair value of derivatives (Notes 16 and 18)	268	2,673
Insurance claims receivable	4,785	4,567
Prepayments and other assets	24,668	17,273
Total current assets	293,649	322,264
FIXED ASSETS, NET:
Vessels and advances, net (Note 5)	565,547	527,379
Total fixed assets, net	565,547	527,379
NON-CURRENT ASSETS:
Deferred charges, net (Note 6)	18,357	22,160
Operating leases, right-of-use assets (Note 8)	41,667	21,216
Accounts receivable, non-current (Notes 3 and 5)	5,503	5,586
Due from related parties, non-current (Note 3)	1,050	975
Restricted cash, non-current (Note 1)	3,650	3,350
Total assets	$929,423	$902,930
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 7)	$14,995	$13,962
Operating lease liabilities, current portion (Note 8)	39,155	20,648
Accounts payable	26,028	26,260
Due to related parties (Note 3)	5,145	4,815
Accrued liabilities	9,732	11,134
Unearned revenue (Note 9)	11,911	6,725
Fair value of derivatives (Notes 16 and 18)	825	-
Other current liabilities	15,385	14,439
Total current liabilities	123,176	97,983
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 7)	140,599	127,401
Other non-current liabilities	-	1,026
Total non-current liabilities	140,599	128,427
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (par value $0.0001, 100,000,000 preferred shares authorized, as of December 31, 2025 and March 31, 2026. 235 Series B Preferred shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively.) (Note 11)	-	-
Common stock (par value $0.0001, 1,000,000,000 common shares authorized as of December 31, 2025 and March 31, 2026. 24,362,000 and 24,422,509 shares issued; and 24,180,472 and 24,240,981 shares outstanding as of December 31, 2025 and March 31, 2026, respectively) (Note 11)	2	2
Additional paid-in capital	702,992	703,928
Accumulated deficit	(37,346)	(27,410)
Total stockholders’ equity	665,648	676,520
Total liabilities and stockholders’ equity	$929,423	$902,930

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Income

For the three-month period ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the three-month period ended March 31,
	2025	2026
REVENUES:
Voyage revenue (Note 13)	$-	$103,963
Voyage revenue – related parties (Notes 3 and 13)	-	7,545
Total voyage revenue	-	111,508

EXPENSES:
Voyage expenses	-	(22,977)
Charter-in hire expenses	-	(45,976)
Voyage expenses – related parties (Note 3)	-	(793)
Vessels’ operating expenses	-	(16,709)
General and administrative expenses	-	(1,607)
Management and agency fees – related parties (Note 3)	-	(5,421)
General and administrative expenses – related parties (Note 3)	-	(1,603)
Amortization of dry-docking and special survey costs (Note 6)	-	(1,607)
Depreciation (Note 5)	-	(8,645)
Gain on sale of vessels, net (Note 5)	-	7,741
Foreign exchange losses	-	(74)
Operating Income	-	13,837

OTHER INCOME / (EXPENSES):
Interest income	18	1,643
Interest and finance costs (Note 14)	-	(2,635)
Other, net (Note 17)	-	(5,250)
Gain on derivative instruments, net (Note 16)	-	2,341
Total other income / (expenses), net	18	(3,901)
Net Income	$18	$9,936

Earnings per common share, basic and diluted (Note 12)	$1.80	$0.41
Weighted average number of shares, basic and diluted	10,000	24,181,817

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Comprehensive Income

For the three-month period ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the three-month period ended March 31,
	2025	2026
Net income for the period	$18	$9,936
Other comprehensive income/ (loss)	-	-
Other comprehensive income/ (loss) for the period	$-	$-
Total comprehensive income for the period	$18	$9,936

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Shareholders’ Equity

For the three-month period ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of Shares	Par value	# of Shares	Par value	# of Shares	Amount	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, January 1, 2025	-	$-	10,000	$-	-	$-	$-	$-	$-
-Net income	-	-	-	-	-	-	-	18	18
-Other comprehensive income/ (loss)	-	-	-	-	-	-	-	-	-
Balance, March 31, 2025	-	$-	10,000	$-	-	$-	$-	$18	$18

Balance, January 1, 2026	235	$-	24,362,000	$2	(181,528)	$-	$702,992	$(37,346)	$665,648
- Issuance of common stock (Notes 1, 3 and 11)	-	-	60,509	-	-	-	936	-	936
-Net Income	-	-	-	-	-	-	-	9,936	9,936
-Other comprehensive income/ (loss)	-	-	-	-	-	-	-	-	-
Balance, March 31, 2026	235	$-	24,422,509	$2	(181,528)	$-	$703,928	$(27,410)	$676,520

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Cash Flows

For the three-month period ended March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2025	2026
Cash Flows from Operating Activities:
Net income :	$18	$9,936
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	-	8,645
Amortization and write-off of financing costs	-	328
Amortization of deferred dry-docking and special survey costs	-	1,607
Equity based payments	-	936
Gain on derivative instruments, net	-	(3,229)
Gain on sale of vessels	-	(7,741)
Changes in operating assets and liabilities:
Accounts receivable and Margin deposits	2	9,584
Due from related parties	-	197
Inventories	-	(352)
Insurance claims receivable	-	(360)
Prepayments and other assets	(26)	10,452
Accounts payable	-	232
Due to related parties	-	(330)
Accrued liabilities	26	1,401
Unearned revenue	-	(5,186)
Other liabilities	-	(1,033)
Dry-dockings	-	(6,154)
Net Cash provided by Operating Activities	20	18,933
Cash Flows from Investing Activities:
Proceeds from the settlement of insurance claims	-	578
Advances for vessel acquisitions /Additions to vessel cost	-	(5,723)
Proceeds from the sale of vessels, net	-	43,731
Net Cash provided by Investing Activities	-	38,586
Cash Flows from Financing Activities:
Repayment of long-term debt	-	(14,559)
Net Cash used in Financing Activities	-	(14,559)
Net increase in cash, cash equivalents and restricted cash	20	42,960
Cash, cash equivalents and restricted cash at beginning of the period	2,104	215,495
Cash, cash equivalents and restricted cash at end of the period	$2,124	$258,455

Supplemental Cash Information:
Cash paid during the period for interest	$-	$2,107

Non-Cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for operating lease obligations	$-	$7,879

The accompanying notes are an integral part of unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands on September 29, 2023, and its wholly-owned subsidiaries (collectively, the “Company”).

Costamare Inc. (“Costamare”), a publicly listed company on the New York Stock Exchange, subscribed on July 11, 2024 for and was issued 10,000 shares of the capital stock of Costamare Bulkers at a par value of $0.0001 per share, making Costamare the sole shareholder of the Company. On July 15, 2024, Costamare Bulkers subscribed for and was issued one share of the capital stock of Costamare Bulkers Ships Inc. (“CBSI”), a company organized under the laws of the Republic of the Marshall Islands, at a par value of $1 per share, making Costamare Bulkers the sole shareholder of CBSI.

On April 17, 2025, the Board of Directors of Costamare approved the spin-off of its dry bulk business into a standalone company, Costamare Bulkers, by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (the “Spin-Off”). In connection with the Spin-Off, Costamare undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business as provided in the Separation and Distribution Agreement, which governs the relationship between the Company and Costamare and allocates between the two companies various assets, liabilities and obligations. Costamare Bulkers had previously acquired the shares of 67 wholly-owned subsidiaries from Costamare. Among these, 38 subsidiaries owned dry bulk vessels, 17 had previously owned and sold or had entered into agreements to sell their dry bulk vessels, and 12 were designated for future dry bulk vessel acquisitions. Following the acquisition, Costamare Bulkers contributed all 67 subsidiaries to its wholly-owned subsidiary, CBSI. In connection with the Spin-off and in accordance with the Separation and Distribution Agreement, Costamare also contributed $100,000 in cash to Costamare Bulkers, prepaid $150,225 in bank loans associated with the Costamare Bulkers business, and settled or extinguished all intercompany balances between Costamare and the Company.

On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers and distributed to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, Costamare Bulkers acquired the shares of Costamare Bulkers Inc. (“CBI”) from Costamare and a minority shareholder. CBI, a dry bulk operating platform, charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and may also utilize hedging solutions. The shares of Costamare Bulkers began “regular way” trading on the New York Stock Exchange on May 7, 2025. The Spin-Off was considered as a nonreciprocal transfer from Costamare to Costamare Bulkers and was accounted for at the carrying amounts of the net assets of the businesses transferred.

On September 26, 2025, the Company signed a Strategic Cooperation Agreement (the “Cooperation Agreement”) with Cargill International S.A. (“Cargill”). Pursuant to the Cooperation Agreement, the Company agreed to transfer to Cargill the majority of its operating platform trading book, including a majority of the third-party vessels chartered-in by CBI, cargo transportation commitments and derivative positions, held at the time the Cooperation Agreement was executed. The above-mentioned transfers were subject to the agreement of third parties, such as (among others) vessel owners from which CBI had chartered-in vessels, cargo owners with respect to cargo transportation commitments CBI had assumed and clearing members or exchanges through which derivatives positions had been traded. Cargill also agreed to charter-in four additional Supramax vessels from the Costamare Bulkers’ owned fleet on a time charter basis for a period of four to six months. As of March 31, 2026, only one of the chartered-in vessels included in the Cooperation Agreement remained to be transferred to Cargill via novation agreement (Note 17) and the transfer of FFA positions along with cargo transportation commitments had also been completed.

As of March 31, 2026, the aggregate issued share capital of the Company was 24,422,509 common shares, of which 24,240,981 common shares were outstanding. Members of the Konstantakopoulos Family owned, directly or indirectly, approximately 65.8% of the outstanding common shares, in the aggregate as of that date. The Company owned a fleet of 29 dry bulk vessels with a total carrying capacity of approximately 2,605,097 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries, as of March 31, 2026. In addition, as of March 31, 2026, Costamare Bulkers had 67 wholly-owned subsidiaries incorporated in the Republic of Liberia and two incorporated in the Republic of the Marshall Islands.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Revenues for the three-month period ended March 31, 2026, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

2026
A	12%
B	10%
Total	22%

The reconciliation of the cash, cash equivalents and restricted cash at the end of the three-month periods ended March 31, 2025 and 2026 is presented in the table below:

	2025	2026
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$174	$255,105
Restricted cash – current portion	1,950	-
Restricted cash – non-current portion	-	3,350
Total cash, cash equivalents and restricted cash	$2,124	$258,455

The Company reports financial information and evaluates its operations and operating results by total charter revenues and profitability and not by the type of vessel, length of vessel employment, customer, type of charter or whether the vessel is owned or chartered-in. As a result, the Company’s management, including its Chief Executive Officer, who is the chief operating decision maker (“CODM”), assesses the Company’s performance based on consolidated net income, and thus, the Company has determined that it operates under one reportable segment, that of operating dry bulk vessels. The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statements of income to allocate resources, make operating decisions and assess performance. The significant expense categories of our sole reportable segment are the voyage expenses, vessels’ operating expenses and charter-in hire expenses as reported on the consolidated statements of income. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable and the CODM does not assess performance by geographical areas.

U.S.-Israeli strikes on Iran and Iran’s subsequent regional retaliation in early 2026 sharply destabilized the Middle East, creating the potential for significant disruptions across the shipping industry. As of the date of this report, the Company’s operations have not been materially affected by the conflict. The Company will continue to monitor and evaluate any potential direct or indirect negative effects of this situation on operations and the dry bulk markets and will provide further updates, including any changes to future estimates and assumptions, as warranted.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026.

These unaudited interim consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2026, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2025. There have been no material changes to these policies in the three-month period ended March 31, 2026.

3. Transactions with related parties

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by Mr. Konstantinos Konstantakopoulos, a major shareholder of the Company. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated May 6, 2025 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by Mr. Konstantakopoulos and a member of his family, provides, pursuant to a Services Agreement dated May 6, 2025 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services receive (i) for each vessel, a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 60,509 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company may terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to the lesser of (a) ten and (b) the number of full years remaining prior to December 31, 2040, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the three-month period ended March 31, 2026, amounted to $2,452, and are included in “Management and agency fees -related parties” in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $560 for the three-month period ended March 31, 2026. In addition, for the three-month period ended March 31, 2026, (i) Costamare Shipping and Costamare Services charged $492, representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in “Voyage expenses-related parties” in the accompanying consolidated statements of income and (ii) Costamare Services charged $667, which is included in “General and administrative expenses – related parties” in the accompanying consolidated statements of income and $936, representing the fair value of 60,509 shares issued during the three-month period ended March 31, 2026, which is included in “General and administrative expenses – related parties” in the accompanying consolidated statement of income for the three-month period ended March 31, 2026. In accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $50 per vessel as working capital security. As of December 31, 2025, the working capital security was $1,600 in aggregate, out of which $750 are included in “Accounts receivable, net” and $850 are included in “Accounts receivable, non-current” in the accompanying consolidated balance sheet. As of March 31, 2026, the working capital security was $950 in aggregate, out of which $150 are included in “Accounts receivable, net” and $800 are included in “Accounts receivable, non-current” in the accompanying consolidated balance sheet.

The balance due from Costamare Shipping at March 31, 2026 amounted to $1,075 and is included in “Due from related parties” in the accompanying consolidated balance sheet. The balance due to Costamare Shipping at December 31, 2025 amounted to $1,226 and is included in “Due to related parties” in the accompanying consolidated balance sheet. The balance due from Costamare Services at March 31, 2026, amounted to $1,289 and is included in “Due from related parties” in the accompanying consolidated balance sheet. The balance due to Costamare Services at December 31, 2025, amounted to $129 and is included in “Due to related parties” in the accompanying consolidated balance sheet.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”), a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”), a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Co., Ltd (“Local Agency D”), a company incorporated under the laws of Japan, are controlled by Konstantinos Konstantakopoulos, a major shareholder of the Company. Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”), a company incorporated under the laws of the Republic of Singapore, is controlled by the Company’s Chief Executive Officer. CBI entered into separate Agency Agreements with the Local Agency A, Local Agency B and Local Agency C on November 14, 2022, as most recently amended and restated on May 6, 2025, and with Local Agency D on November 20, 2023 as most recently amended and restated on May 6, 2025 (each, an “Agency Agreement”), for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up, which is currently set at 11%. CBI may charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements, as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. During the three-month period ended March 31, 2026, CBI has charged Local Agency C an amount of $7,545 for chartering-in vessels (on voyage charter basis) from CBI which is included in “Voyage revenue – related parties” in the accompanying consolidated statements of income, and Local Agency C has charged CBI an amount of $301 for address commission which is included in “Voyage expenses – related parties” in the accompanying consolidated statements of income. During the three-month period ended March 31, 2026, the Local Agencies charged CBI with aggregate agency fees of $2,441, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of income. The balance due from Local Agency C, as of December 31, 2025 and March 31, 2026, amounted to $4,444 and $1,883, respectively, (out of which an amount of $3,540 and $979 relates to Local Agency C’s chartering-in vessels activity from CBI) and is included in “Due from related parties” in the accompanying consolidated balance sheets. The balance due to Local Agencies A, B and D, as of December 31, 2025 and March 31, 2026, amounted to $1,498 and $1,824, respectively, and is included in “Due to related parties” in the accompanying consolidated balance sheets.

(c) Navilands Bulker Management Ltd., (‘‘Navilands’’), Navilands (Shanghai) Bulkers Management Ltd. (‘‘Navilands (Shanghai)’’) and Navilands Maritime Services Ltd. (“Navilands Maritime”): Navilands, Navilands (Shanghai) and Navilands Maritime are controlled by Mr. Konstantinos Konstantakopoulos, a major shareholder of the Company. Starting in February 2024, certain of the Company’s vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the three-month period ended March 31, 2026, Navilands and Navilands (Shanghai) charged management fees of $528 in the aggregate, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of income. As of March 31, 2026, the working capital security paid by the Company to Navilands was $1,050 in aggregate, out of which $75 is included in “Due from related parties, current” and $975 is included in “Due from related parties, non-current” in the accompanying consolidated balance sheet. The balance due to Navilands as of December 31, 2025 and March 31, 2026, amounted to $2,292 and $2,991, respectively, and is included in “Due to related parties” in the accompanying consolidated balance sheet. Starting in January 2026, the vessel-owning subsidiaries have appointed Navilands Maritime to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested. During the three-month period ended March 31, 2026, Navilands Maritime charged the Company with $9 subscription fees for the services provided during that period, which are included in “Vessels’ operating expenses” in the accompanying 2026 statement of income.

(d) Payment undertaking and Intercreditor agreement with Neptune Maritime Leasing Limited: Neptune Maritime Leasing Limited (“NML”), a subsidiary of Costamare, has provided financing by means of a five-year sale and leaseback transaction relating to the acquisition by third parties (the “Buyers”) of four handysize bulkers sold by certain subsidiaries of the Company (the “Sellers”). A portion of the sale price has been deferred (Note 5), which amount is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Sellers any amount of the Backend Fee received from the Buyers and to enter into an intercreditor agreement with the Sellers whereby the Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.

4. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers and lubricants on board the vessels.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

5. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2026	$592,601	$(27,054)	$565,547
Vessels acquisitions, advances and other vessels’ costs	5,723	-	5,723
Depreciation	-	(8,645)	(8,645)
Vessel sales, transfers and other movements	(37,296)	2,050	(35,246)
Balance, March 31, 2026	$561,028	$(33,649)	$527,379

During the three-month period ended March 31, 2026, the Company agreed to acquire the 2018-built, secondhand dry bulk vessel Koushun (tbr. Astros), with a DWT capacity of 60,297, which was delivered during the second quarter of 2026 (Note 19(a)).

During the three-month period ended March 31, 2026, the Company sold the dry bulk vessels Clara and Miracle with an aggregate DWT capacity of 237,200 and recorded an aggregate gain of $7,741, which is separately reflected in “Gain on sale of vessels, net” in the accompanying 2026 consolidated statement of income.

In addition, the Company sold the dry bulk vessels Acuity, Verity, Equity and Parity during September 2025 and October 2025, and recorded part of the sale on credit, which is receivable in five years. As of December 31, 2025 and March 31, 2026, the Company recognized an amount of $4,500 as seller’s credit, which bears interest, in relation to the four vessels (Acuity, Verity, Equity and Parity), which is included in Accounts receivable, non-current in the accompanying consolidated balance sheets. During the three-month period ended March 31, 2026, the Company recorded accrued interest income of $133, which is included in Interest income in the accompanying 2026 consolidated statement of income.

As of March 31, 2026, 27 of the Company’s vessels, with a total carrying value of $476,544, have been provided as collateral to secure the long-term debt discussed in Note 7. This excludes two unencumbered vessels.

6. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2026	$18,357
Additions	6,154
Amortization	(1,607)
Write-off and other movements	(744)
Balance, March 31, 2026	$22,160

During the three-month period ended March 31, 2026, two vessels underwent and completed their dry-docking and special surveys and one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

7. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

	Borrower(s)	December 31, 2025	March 31, 2026
	Term Loans:
1	Adstone Marine Corp. et al.	$67,247	$54,871
2	Silkstone Marine Corp. et al.	13,108	12,708
3	Andati Marine Corp. et al.	42,992	41,891
4	Archet Marine Corp. et al.	19,195	18,799
5	Costamare Bulkers Ships Inc.	15,013	14,727
	Total long-term debt	$157,555	$142,996
	Less: Deferred financing costs	(1,961)	(1,633)
	Total long-term debt, net	$155,594	$141,363
	Less: Long-term debt current portion	(15,671)	(14,545)
	Add: Deferred financing costs, current portion	676	583
	Total long-term debt, non-current, net	$140,599	$127,401

1. On December 2, 2024, Adstone Marine Corp., along with several other subsidiaries of the Company, entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance existing facilities at that time. On December 3, 2024, the amount of $147,709 was drawn down. On April 24, 2025, the amount of $61,668 was prepaid (Note 1). On August 12, 2025, the Company prepaid the amount of $3,405.9 due to the sale of one of the vessels being financed via this term loan (Note 5). On February 6, 2026, and March 4, 2026, the Company prepaid (i) the amount of $3,458.4 and (ii) the amount of $7,273.3 due to the sale of two of the vessels being financed via this term loan (Note 5). As of March 31, 2026, the outstanding balance of $54,871 is repayable in 15 equal quarterly installments of $1,452.3, from June 2026 to December 2029 with an aggregate balloon payment of $33,086.8 that is payable together with the last installment.

2. On December 9, 2024, Silkstone Marine Corp. along with two more subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance one term loan and to finance the acquisition of a secondhand dry bulk vessel. On December 10, 2024, the amount of $34,611 was drawn down. On April 24, 2025, the amount of $19,360 was prepaid (Note 1). As of March 31, 2026, the outstanding balance of $12,708 is repayable in 15 equal quarterly installments of $400.3, from June 2026 to December 2029 with an aggregate balloon payment of $6,704 that is payable together with the last installment.

3. On December 12, 2024, Andati Marine Corp along with several other subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance three existing facilities at that time. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. On April 24, 2025, the aggregate amount of $20,278 was prepaid (Note 1). On July 24, 2025, the Company prepaid the amount of $4,137.5 due to the sale of one of the vessels being financed via this term loan. On September 2 and 12, 2025, the Company prepaid (i) the amount of $1,222.9 due to the sale of one of the vessels being financed via this term loan (Note 5) and (ii) the amount of $10,360.6 due to the sale of two of the vessels being financed via this term loan (Note 5). As of March 31, 2026, the total outstanding balance of the three Tranches of $41,891 is repayable in 15 equal quarterly installments of $1,100.9, from June 2026 to December 2029 with an aggregate balloon payment of $25,377.2 that is payable together with the last installment.

4. On December 20, 2024, Archet Marine Corp along with several other subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance existing indebtedness at that time and to finance the acquisition of a secondhand dry bulk vessel. On December 20, 2024, the amount of $72,000 was drawn down in two tranches. On April 24, 2025, the aggregate amount of $48,919 was prepaid (Note 1). On June 30, 2025, the Company prepaid the amount of $1,230.7 due to the sale of one of the vessels being financed via this term loan. As of March 31, 2026, the outstanding balance of Tranche A of $5,778 is repayable in 15 equal quarterly installments of $133.4 from June 2026 to December 2029 and a balloon payment of $3,777 that is payable together with the last installment. As of March 31, 2026, the outstanding balance of Tranche B of $13,021 is repayable in 19 equal quarterly installments of $262.5 from June 2026 to December 2030 and a balloon payment of $8,034 that is payable together with the last installment.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

5. On April 16, 2025, CBSI entered into a loan agreement with a bank for an amount of up to $100,000 to partly finance future dry bulk vessels’ acquisitions. On July 9, 2025, the amount of $15,300 was drawn down in order to finance the acquisition cost of one dry bulk vessel. As of March 31, 2026, the outstanding balance of $14,727 is repayable in 22 equal quarterly installments of $286.9 from April 2026 to July 2031 and a balloon payment of $8,415 that is payable together with the last installment.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of the Company or CBSI or certain of their subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 115% to 120%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth and leverage ratios, as defined.

The annual repayments under the Term Loans after March 31, 2026 are in the aggregate as follows:

12-month period ending March 31	Amount
2027	$14,545
2028	14,545
2029	14,545
2030	80,403
2031	9,969
2032 and thereafter	8,989
Total	$142,996

The interest rate of the Term Loans as of December 31, 2025 and March 31, 2026 was in the range 5.29% – 5.54% and 5.25% – 5.31%, respectively. The weighted average interest rate of the Term Loans as of December 31, 2025 and March 31, 2026 was 5.4% and 5.3%, respectively.

Total interest expense incurred on long-term debt for the three-month period ended March 31, 2026, amounted to $2,033 (Note 14).

The amounts of financing costs included in the loan balances are as follows:

Balance, January 1, 2026	$1,961
Additions	-
Amortization and write-off	(328)
Balance, March 31, 2026	$1,633
Less: Current portion of financing costs	(583)
Financing costs, non-current portion	$1,050

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 14).

8. Operating lease Right-of-Use Assets and Liabilities:

The Company, upon the acquisition of CBI on May 6, 2025 (Note 1), recognized existing Right-of-use assets and related lease liabilities at carrying values as at that date. During the three-month period ended March 31, 2026, the Company chartered-in 36 third-party vessels on short/medium/long-term time charters. The carrying value of Right-of-use assets recognized in connection with the time charter-in vessel arrangements as of March 31, 2026, amounted to $21,216. The carrying value of the operating lease liabilities recognized in connection with the time charter-in vessel arrangements as of March 31, 2026, amounted to $20,648. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that commenced during the three-month period ended March 31, 2026, the Company used the incremental borrowing rate of 5.04% and the respective weighted average remaining lease term as of March 31, 2026 was 0.91 years. The payments required to be made after March 31, 2026 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

12-month period ending March 31,	Amount
2027	$22,154
Total	$22,154
Discount based on incremental borrowing rate	(1,506)
Operating lease liabilities, including current portion	$20,648

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. Unearned Revenue:

Unearned revenue amounting to $11,911 and $6,725, as presented in the accompanying consolidated balance sheet as of December 31, 2025 and as of March 31, 2026, respectively, reflects cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met.

10. Commitments and Contingencies

(a) Time charters: As of March 31, 2026, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending March 31,	Amount
2027	$95,184
2028	2,094
Total	$97,278

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at March 31, 2026, but excludes the time charter arrangements for 17 vessels in operation for which their time charter rate is index linked. These arrangements as of March 31, 2026, have remaining terms of up to 15 months.

(b) Capital commitments: Capital commitments of the Company as at March 31, 2026 were $20,560, in relation to the balance amount payable for the acquisition cost of the vessel Koushun (tbr. Astros) (Notes 5 and 19(a)).

(c) Charter-in commitments: The Company within its context of operations has entered into charter-in arrangements with unrelated third parties for the vessels that are currently under construction. Such lease payments of approximately $62.0 million are payable in varying amounts, from the second quarter of 2026 until the third quarter of 2033.

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company is involved in certain routine, non-material commercial claims, principally relating to contractual disputes with certain of our charterers and owners of vessels in the CBI fleet. The related legal proceedings are at various stages of resolution. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Stockholders’ Equity

(a)	Common Stock: During the three-month period ended March 31, 2026, the Company issued 60,509 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the three-month period ended March 31, 2026.

As of March 31, 2026, the aggregate issued share capital was 24,422,509 common shares at par value of $0.0001 of which 24,240,981 common shares were outstanding.

(b)	Preferred Stock: On October 15, 2025, the Company entered into a Stock Subscription Agreement with Konstantinos Konstantakopoulos, pursuant to which Konstantinos Konstantakopoulos purchased 235 shares of Series B Preferred Stock (the “Series B Preferred Stock”), par value $0.0001 per share, for an aggregate purchase price of $0.2. The Series B Preferred Stock do not have any dividend or distribution rights. Each Series B Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders. All shares of Series B Preferred Stock are subject to redemption by the Company at its sole discretion at any time for a redemption price equal to $1 per share.

12. Earnings per share

All common shares issued are Costamare Bulkers common stock and have equal rights to vote and participate in dividends.

	For the three-month period ended March 31,
	2025	2026
Net income	$18	$9,936
Weighted average number of common shares, basic and diluted	10,000	24,181,817
Earnings per common share, basic and diluted	$1.80	$0.41

13. Total Voyage Revenues:

The following table shows the total voyage revenues earned from time charters and voyage charters during the three-month period ended March 31, 2026:

For the three-month period ended March 31, 2026
Time charters	$55,019
Voyage charters and Contracts of Affreightment	48,944
Voyage charters and Contracts of Affreightment – related parties (Note 3)	7,545
Total	$111,508

During the three-month period ended March 31, 2025, no revenues were generated.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

For the three-month period ended March 31, 2026
Interest expense	$2,033
Amortization and write-off of financing costs	328
Bank charges and other financing costs	274
Total	$2,635

During the three-month period ended March 31, 2025, interest and finance costs were nil.

15. Taxes:

Under the laws of the countries of incorporation of the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. The Company believes that CBI, which is engaged in the dry bulk operating platform business is not subject to tax on its income in its country of incorporation.

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the relevant shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

16. Derivatives:

(a) Bunker swap agreements: As of December 31, 2025 and March 31, 2026, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of December 31, 2025, and March 31, 2026, amounted to a liability of $800 and an asset of $3,645, respectively.

(b) EUA futures: As of December 31, 2025 and March 31, 2026, the Company had a series of EUA futures, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of December 31, 2025 and March 31, 2026, amounted to an asset of $291 and $150, respectively.

(c) Forward Freight Agreements (“FFAs”) and FFA put options: As of December 31, 2025 and March 31, 2026, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2025 and March 31, 2026 amounted to a net liability of $316 and $1,500, respectively. As of March 31, 2026, the Company had a series of FFAs put options, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of March 31, 2026 amounted to a net asset of $261. Following ASC 815 provisions and on the basis that an enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2025 and March 31, 2026, the Company has deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUA futures of $10,825 (out of which $8,654 were available to be drawn by the Company) and $10,148 (out of which $9,707 were available to be drawn by the Company), respectively, which is recorded within Margin deposits in the accompanying consolidated balance sheets. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d) Foreign Currency options: As of March 31, 2026, the Company entered into nine Euro/U.S. dollar currency options totaling $10,575 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026. The fair value of these foreign currency options outstanding as of March 31, 2026 amounted to an asset of $117.

As of December 31, 2025, the Company entered into 12 Euro/U.S. dollar currency options totaling $14,100 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026. The fair value of these foreign currency options outstanding as of December 31, 2025 amounted to an asset of $268.

The following tables present, as of March 31, 2026 and December 31, 2025, gross and net derivative assets and liabilities by contract type:

March 31, 2026

	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$11,273	$-
FFAs put options*	544	-
Bunker swaps*	4,893	-
EUA Futures*	150	-
Foreign currency options	117	-
Total gross derivative contracts	$16,977	$-

Amounts offset
Counterparty netting*	(14,304)	-
Total derivative assets, March 31, 2026	$2,673	$-

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(12,773)	$-
FFAs put options*	(283)	-
Bunker swaps*	(1,248)	-
Total gross derivative contracts	$14,304	$-

Amounts offset
Counterparty netting*	14,304	-
Total derivative liabilities, March 31, 2026	$-	$-

* The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments, EUA futures and bunker swaps.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

December 31, 2025

	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$6,037	$-
Bunker swaps*	242	-
EUA Futures*	291	-
Foreign currency options	268	-
Total gross derivative contracts	$6,838	$-

Amounts offset
Counterparty netting*	(6,570)	-
Total derivative assets, December 31, 2025	$268	$-

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(6,353)	$-
Bunker swaps	(18)	-
Bunker swaps*	(1,024)	-
Total gross derivative contracts	$(7,395)	$-

Amounts offset
Counterparty netting*	6,570	-
Total derivative liabilities, December 31, 2025	$(825)	$-

* The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments, EUA futures and bunker swaps.

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain on derivative instruments, net
		Three-month period ended March 31, 2025	Three-month period ended March 31, 2026
Bunker swap agreements	Gain on derivative instruments, net	$-	$4,766
EUA Futures	Gain on derivative instruments, net	-	(140)
Forward Freight Agreements	Gain on derivative instruments, net	-	(2,395)
FFAs put options	Gain on derivative instruments, net	-	261
Foreign currency options	Gain on derivative instruments, net	-	(151)
Total		$-	$2,341

17. Other, net

“Other, net” includes losses of $5,071 related to the operating platform realignment described in Note 1.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 7.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), derivative contracts (foreign currency options, FFAs, FFA put options, bunkers swap agreements and EUA futures), seller’s credit in relation to the sale of four vessels (Note 5) and due from related parties. The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of its derivative contracts via established clearing houses. The Company also limits its accounts receivable credit risk by performing ongoing assessment of its customers’ financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. Furthermore, and with respect to the seller’s credit provided, the Company has entered into an intercreditor agreement with the new financiers of the four vessels upon their sale, to protect its rights (Note 3(d)).

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, accounts receivable, net, margin deposits, accounts payable and due from/ to related parties, approximate their respective fair values due to the short maturity. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of the FFAs, FFAs put options, the bunker swap agreements, EUA futures and foreign currency options discussed in Note 16 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data.

The fair value of the FFAs, FFAs put options, the EUA futures, bunker swap agreements and foreign currency options discussed in Note 16 determined through Level 2 of the fair value hierarchy as of December 31, 2025 and March 31, 2026, amounted to a net liability of $557 and a net asset of $2,673, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward Freight Agreements - liability position	$(316)	$-	$(316)	$-
EUA futures - asset position	291	-	291	-
Foreign currency options - asset position	268	-	268	-
Bunker swap agreements - liability position	(800)	-	(800)	-
Total	$(557)	$-	$(557)	$-

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

March 31, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	March 31, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward Freight Agreements - liability position	$(1,500)	$-	$(1,500)	$-
FFAs put options - asset position	261	-	261	-
EUA futures –asset position	150	-	150	-
Foreign currency options - asset position	117	-	117	-
Bunker swap agreements – asset position	3,645	-	3,645	-
Total	$2,673	$-	$2,673	$-

19. Subsequent events

(a)	Vessel acquisitions: On April 16, 2026, the Company took delivery of the 2018-built, 60,297 DWT capacity secondhand dry bulk vessel Astros (ex. Koushun) (Notes 5 and 10(b)).

(b)	Long-term Charter-in Agreements: On April 10, 2026, the Company, through its subsidiary, chartered-in the 2026-built, 81,800 DWT capacity dry bulk vessel, Hermes Century, for a minimum period of five years.